UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                COMMISSION FILE NUMBER 333-34690


                  Investment Plan Supplement for Employees and
               Field Underwriters of MONY Life Insurance Company
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             (Exact name of registrant as specified in its charter)

                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 554-1234
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               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

      Interests of Participants in Investment Plan Supplement for Employees
             and Field Underwriters of MONY Life Insurance Company
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            (title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   |_|             Rule 12h-3(b)(l)(i)   |X|
         Rule 12g-4(a)(l)(ii)  |_|             Rule 12h-3(b)(l)(ii)  |_|
         Rule 12g-4(a)(2)(i)   |_|             Rule 12h-3(b)(2)(i)   |_|
         Rule 12g-4(a)(2)(ii)  |_|             Rule 12h-3(b)(2)(ii)  |_|
                                               Rule 15d-6            |X|

         Approximate number of holders of record as of the certification or
notice date:   0

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Plan Supplement for Employees and Field Underwriters of MONY Life Insurance Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June 27, 2005        INVESTMENT PLAN FOR EMPLOYEES AND FIELD UNDERWRITERS
                            OF MONY LIFE INSURANCE COMPANY

                            By: The Investment Plan for Employees, Managers and Agents, as successor in interest


                            By: /s/ Jennifer Blevins
                               ----------------------------------
                            Jennifer Blevins, Chairperson of the AXA Equitable Life Insurance Company Officers Committee on Benefit Plans, Plan Administrator, and Executive Vice President of AXA Equitable Life Insurance Company



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.